ADORNO & YOSS, P.A.
                           350 East Las Olas Boulevard
                                   Suite 1700
                         Fort Lauderdale, Florida 33301

                                                         telephone 954-763-1200
                                                         telecopier 954-766-7800

                                  May 12, 2005

VIA FACSIMILE

Mr. Robert Bell
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   Onstream Media Corporation (the "Company")
            Form S-3 Registration Statement
            File number 333-122953

Dear Bob:

      As a result of our conversation with Mr. Shuman, I am enclosing the following documents:

      1. Proposed Risk Factor to be included in the Company's Registration Statement.

      2. A financial analysis of the effect of the potential rescission violation.

      We are forwarding this to you, by facsimile, and ask that you review this language. Upon your review, we will file this as correspondence and additionally, incorporate the Risk Factor into the present S-3. We are trying to proceed as expeditiously as possible and appreciate your prompt assistance with this matter.

                                                Very truly yours,


                                                /s/ Joel D. Mayersohn
                                                Joel D. Mayersohn

JDM/dcb
Enclosures

cc:   Randy Selman
      Robert Tomlinson

                              PROPOSED RISK FACTOR

      The original offer and sale of our 8% Convertible Debentures and Series A-10 Preferred Stock may be deemed to be in violation of federal securities laws and as a result the investors in those securities may have the right to rescind their original purchase of those securities.

      On December 23, 2004, we completed a private placement of our 8% Convertible Debentures and Series A-10 Preferred Stock. In February and April 2005, additional investment rights granted as part of the 8% Convertible Debentures were exercised. Interest and dividends accrued on these securities since their issuance have been paid with A-10 Preferred or Common shares. The gross proceeds from these transactions, including dividends and interest paid in kind, were $11,413,462.

      The resale registration statement of shares of common stock underlying the 8% Convertible Debentures, the Series A-10 Preferred Stock, the additional investment rights and the warrants was originally filed by us on February 23, 2005. This original registration was subsequently withdrawn and this resale registration statement, of which this prospectus forms a part, was filed on April 11, 2005. Pursuant to the Securities Act of 1933 and the related rules and regulations, as interpreted by the Securities and Exchange Commission, as a result of a portion of the additional investment rights being unexercised at the time the resale registration statement was originally filed, the private offerings have not been completed and accordingly, the public and private offerings would be integrated and result in a violation of Section 5 of the Securities Act. Accordingly, the investors who purchased the private placement securities may have a number of remedies available to them, including the potential right to rescind the purchase of those securities plus, potentially, any amount representing damage to such investors.

      As of March 31, 2005, and prior to giving effect to the accounting for this potential rescission, our balance sheet reflected a liability, net of discount, of $2,012,759 associated with these securities. The remainder of the proceeds arising from the 8% Convertible Debentures, including the portion of the additional investment rights exercised through that date, and the Series A-10 Preferred Stock, including dividends and interest paid in kind, was $9,400,703, classified as part of stockholders' equity at that date. After giving effect to the accounting for this potential rescission, the $9,400,703 was reclassified under the caption "Equity Securities Subject to Potential Rescission", which is located on the balance sheet directly above the equity section, but not included in it.

      We are unable to predict if the investors would attempt to exercise such potential rescission rights. Each investor's decision would be based upon, among other things, a decline in the price of our common stock and other factors. These potential rescission rights would require us to refund at least the gross proceeds of these private offerings to the investors. In order to satisfy such potential obligations, we would be required to utilize our available capital resources and obtain alternate sources of capital for such purposes. We presently do not have the capital available to satisfy all potential claims for rescission. The inability to obtain alternative sources of capital would have a material effect on our business, prospects, financial condition and our results of operations.

POTENTIAL RESCISSION OF 8% CONVERTIBLE DEBENTURES AND A-10 PREFERRED SECURITIES
                       SOLD DEC 2004, FEB 2005, APR 2005

Summary of Accounting Treatment as of March 31, 2005:
-----------------------------------------------------

The rationale for the following treatments is discussed extensively in the further sections of this memo:

Total Shareholder's Equity will be reduced from $14,928,925 to $5,528,222, with most of the reduction being reflected in Additional paid in Capital.

The following amounts will be listed separately on the Balance Sheet, presented directly above the equity section, but not included in it:

Preferred Shares Subject to Potential Rescission                      $4,775,240

Warrants attached to 8% Convertible Debentures Subject to
    Potential Rescission; Beneficial Conversion Rights included in
    8% Convertible Debentures Subject to Potential Rescission; and
    Potentially Redeemable Common Shares Issued in Lieu of
    Interest on 8% Convertible Debentures Subject to Potential
    Rescission                                                         4,625,463
                                                                      ----------

Total Equity Securities Subject to Potential Rescission               $9,400,703
                                                                      ----------

No changes will be made in the carrying values of the 8% Convertible Debentures and AIR, including the classification between current and non-current.

The statement of cash flows for the six months ended March 31, 2005 will include a non-cash item or items totaling $9,400,703 in recognition of the above equity securities becoming potentially redeemable.

The statement of changes in shareholder's equity for the six months ended March 31, 2005 will show these items being removed from equity.

There will be no impact on the statement of operations from the above. The impact of the potentially redeemable common shares is considered immaterial for impact on the reported earnings per share.

Certain of the above numbers include minor amounts related to the portions of these transactions occurring after March 31, 2005. The actual financial statement entries will be adjusted so that these minor items are not reflected until the June 30, 2005 statements.

The financial note disclosure will include the pertinent sections of the preceding proposed risk factor, as well as a synopsis of the accounting justifications also contained in further sections of this memo.

Timeline:
---------

December 23, 2004 - A-10 and 8% Convertible Debentures Issued.
February 15, 2005 - AIR exercised except for $125K.
February 16, 2005 - December 31, 2004 10-Q filed.
February 23, 2005 - S-3 filed including shares underlying entire amount of AIR, including unexercised portion.
March 24, 2005 - Comment letter received from SEC.
April 5, 2005 - Remaining $125K AIR exercised (and funds received).
April 7, 2005 - S-3 withdrawn.
April 11, 2005 - S-3 refiled reflecting fully exercised AIR.

The gross proceed amounts involved are as follows:
--------------------------------------------------

A-10 Sold to Investors                                               $ 2,150,000
A-10 Exchanged for Deluca Loan                                         1,000,000
A-10 Exchanged for DeLuca A-8 Preferred                                1,396,500
A-10 Issued for Financing Fee                                             85,632
A-10 Issued for Dividends on Conversion                                    3,370
A-10 Issued for Dividends on Payment Date                                139,738
                                                                     -----------

Total A-10 Proceeds                                                  $ 4,775,240
                                                                     -----------

8% Convertible Debentures Sold to Investors                          $ 4,350,000
AIR Sold to Investors                                                  2,175,000
Common Stock Issued for Interest on Conversion                             1,111
Common Stock Issued for Interest on Payment Date                         112,111
                                                                     -----------

Total 8% Convertible Debenture Proceeds                              $ 6,638,222
                                                                     -----------

Total A-10 and Convertible Debenture Proceeds                        $11,413,462
                                                                     -----------

The A-10 and the original 8% Debentures sold to investors were filed on a single Form D with the SEC on December 28, 2004. The AIR was filed on a Form D with the SEC on February 16, 2005. On advice of legal counsel, Form D was not considered necessary for the Deluca A-10 issuances.

A-10 Dividends includes amounts earned through May 15, 2005. 8% Convertible Debenture interest includes amounts earned through March 31, 2005.

Previous Accounting for Issuances:
----------------------------------

The Convertible Debentures and AIR were recorded as long-term debt on the balance sheet, except for $500K classified as a current liability, representing the portion subject to mandatory redemption within twelve months of issuance. The face value of the debt was reduced by a discount equal to the value of the warrants and the beneficial conversion, with the offset recorded as an increase in equity (additional paid in capital).

The A-10 were recorded as equity (primarily additional paid in capital). A discount similar to the Convertible Debentures was recorded but it had no net effect since both the discount and the offset were in equity.

Both discounts are amortized to interest or dividend expense, respectively, over the four year terms of the securities. In the event of early conversion of the security, the unamortized discount is recorded to interest or dividend expense, respectively.

There have been conversions to common shares of A-10, 8% Convertible Debentures and AIR to date.

As of March 31, the Company's balance sheet (before giving effect to the proposed accounting for these potential rescission rights) included the following balances related to these transactions:

Current Portion of Convertible Debentures                           $   500,000
                                                                    -----------

Long-term portion of Convertible Debentures                         $ 5,750,000
Less: Unamortized discount                                           (4,237,241)
                                                                    -----------
Long-term portion of Convertible Debentures, net                    $ 1,512,759
                                                                    -----------

Total Convertible Debentures, net                                   $ 2,012,759
                                                                    -----------

The A-10 Preferred shares outstanding are reflected only at $44 for their par value. The remainder of all amounts arising from the A-10 Preferred shares was recorded in Additional Paid-in Capital, but is not segregated, and is offset by an unamortized discount of $2,471,690.

Basis of Proposed Accounting for Potential Rescission Rights:
-------------------------------------------------------------

Management has determined that the event that gives rise to this situation was the filing of the February 23, 2005 registration statement, since that is when a public solicitation was arguably made for the first time related to the $125K then-unexercised AIR, which up until that point had been a private offering. That public solicitation resulted in the integration, which resulted in the loss of the Regulation D exemption, which gave rise to the potential rescission rights. Based on this February 23, 2005 date, the effects of these potential rescission rights will first be reflected in the Company's financial statements for the period ended March 31, 2005, which have not yet been filed, and thus no restatement or reissuance of prior financial statements or SEC filings will be required.

The first issue that must be evaluated is whether any contingent liability must be recorded by the Company in accordance with Statement of Financial Accounting Standards 5, "Accounting for Contingencies". Since the Company intends to disclose this matter without regard to whether this pronouncement requires it, the only remaining decision is whether an accrual is required, and if so, how much that accrual would be. SFAS 5 sets two criteria for accrual - the loss must be probable (on a scale of remote, reasonably possible and probable) and the loss must be reasonably estimable.

Management has evaluated the above factors, plus the scenario outlined in the proposed risk factor below, and has determined that the ultimate liability to the company from the potential assertion by investors of rescission rights is not probable. This conclusion is based on management's determination that the factors and/or conditions that would encourage an attempt to assert such rights are significantly outweighed by the factors and/or conditions that would discourage an attempt to assert such rights. The main factor/condition affecting the attempt to assert such rights is the Company's share price in relation to the conversion price of these securities. The closing May 10, 2005 common share price was $1.23 per share, which exceeds the $1.00 conversion price of the Convertible Debentures and the A-10 and thus this factor would be currently more likely to discourage an attempt to assert such rights, although this could change. Furthermore, the Company's net liquid assets or even net tangible assets are a small fraction of the amount that would be necessary to reimburse these investors and this factor would be more likely to discourage an attempt to assert such rights. In addition, the Company has recently announced the introduction of its Onstream Media Platform, and this factor would be more likely to discourage an attempt to assert such rights. The factor that might encourage an attempt to assert such rights, although much outweighed by the previous factors, is the quarterly shortfall in expected sales and resulting increase in cash burn that is reflected in the Company's March 31, 2005 financial statements.

Since we have determined that a loss is not probable, although it may be possible, no accrual is required under SFAS 5. In addition, further consideration of the second factor affecting accrual, the estimation of the loss amount, is not necessary. Finally, we believe that the existing current/non-current classification of the liability now shown on the books for the Convertible Debentures should not be adjusted, based on the same rationale that an effect on the Company's liability arising from this issue is not probable.

Another issue, separate from loss accrual, is balance sheet presentation.

Rule 5-02.28 of Regulation S-X requires that securities subject to redemption outside the control of the Company be classified outside permanent equity and specifically establishes the balance sheet caption "Redeemable Preferred Stocks" which is not to be included with the Company's other equity accounts (and typically is shown as a segregated line item directly above the equity section). Emerging Issues Task Force Topic D-98 comments that it believes that this treatment should be expanded to apply to other equity instruments and that such classification should be made even if there is only a possibility of such redemption - i.e, without regard to probability.

We have concluded that the potential rescission rights constitute a possible redemption outside the control of the Company and therefore the affected equity instruments are subject to this accounting reclassification as of March 31, 2005. The securities subject to the potential rescission rights are the A-10 Preferred Shares and the 8% Convertible Debentures and the AIR. The A-10 Preferred Shares are classified by the Company as equity instruments and are clearly subject to EITF D-98. The 8% Convertible Debentures and the AIR are not classified by the Company as equity instruments, and thus are not considered subject to EITF D-98, but there are items associated with these securities classified by the Company as equity instruments and thus considered to be subject to EITF D-98 - they are the Warrants attached to the 8% Convertible Debentures and the AIR, the right of Beneficial Conversion associated with the 8% Convertible Debentures and the AIR (both of which were originally recorded at their fair market value at the date of issuance and included in equity when recording the discount that offsets the face amount of these debts on the balance sheet) and the common stock that was issued in lieu of interest payments on the 8% Convertible Debentures and the AIR.

The second issue associated with applying EITF D-98 is what value will be ascribed to these redeemable securities in their new classification. EITF D-98 defers to SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" for instruments falling in three categories, two of which require fixed redemption provisions to be present at issuance, which is not the case for any of the securities we are considering here, and the third category where the redemption is based on a variable number of shares, and the A-10, 8% Convertible Debentures and the AIR all have fixed conversion rates per share and thus do not fall in this category either.

Therefore, the valuation would be based on EITF D-98 guidance. In the case of the A-10, EITF D-98 states that if redeemable preferred stock is redeemable currently (for example, at the option of the holder) the valuation should be its redemption amount at the balance sheet date. The A-10 redemption amount would therefore be the amount paid for the original issuance, plus the amount of dividends paid in kind. This amount as calculated above is $4,775,240 and would be removed from equity and included under the separate caption "Preferred Shares Subject to Potential Rescission" on the March 31, 2005 balance sheet. In addition, this conversion from equity to redeemable securities will be reflected as a non-cash transaction on the statement of cash flows for the six months ended March 31, 2005.

In the case of the equity items associated with the 8% Convertible Debentures and the AIR - that is the Warrants and the Right of Beneficial Conversion - they have no redemption amount on a stand-alone basis apart from the redemption of the related 8% Convertible Debentures and the AIR. However, under the same accounting theory which we relied on in order to impute a portion of the total consideration paid for the 8% Convertible Debentures and the AIR (primarily APB 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants; EITF 98-05 "Accounting for Convertible Securities with Beneficial Conversion Features"; and EITF 00-27 "Application of Issue No 98-5 to Certain Convertible Instruments") to those equity items, we would consider an allocation of the total redemption amount associated with the 8% Convertible Debentures and the AIR for purposes of reclassification of an amount from fixed equity to a separate classification on the balance sheet separate from and above the fixed equity section, similar to the treatment of the A-10 discussed above. As of March 31, 2005, this amount would be $4,625,463, the difference between the total redemption value of the 8% Convertible Debentures and the AIR ($6,638,222) and the net book carrying value of the 8% Convertible Debentures and the AIR ($2,012,759). The $4,625,463 includes the redemption value of the common stock that was issued in lieu of interest payments on the 8% Convertible Debentures and the AIR, valued at the amount of cash interest that the common stock was issued in lieu of.